Corporate Office

7575 West Jefferson Blvd.

Fort Wayne, Indiana 46804

(260) 969-3500

(260) 969-3590 fax

www.steeldynamics.com

July 6, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4631

Washington, D.C.  20549-7631

Attention: Mr. Dale Welcome, Staff Accountant

RE:    Staff Comments Regarding Steel Dynamics, Inc.’s Form 10-K for the Fiscal Year Ended December 31, 2009, Form 10-K/A for the Fiscal Year Ended December 31, 2009, and Form 10-Q for the Fiscal Quarter Ended March 31, 2010.

SEC File No. 000-21719

Dear Mr. Welcome:

On behalf of the Registrant, Steel Dynamics, Inc., I am pleased to provide the following responses to the comments of the Staff of the Securities and Exchange Commission, in the letter dated June 23, 2010, referencing additional comments from the Registrant’s May 25, 2010 response to the Staff’s letter dated May 12, 2010 (the “Comment Letter”), with respect to our referenced filings.

The numbered paragraph and heading corresponds to the heading and number set forth in the Comment Letter, the text of which is copied below in bold for your reference.  All page numbers refer to the page numbers contained in the referenced filings.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Staff Comment

Note 14—Condensed Consolidating Information, page 95

1.              We have reviewed your response to our prior comment eight.  Please provide us with a schedule showing the original amounts presented, changes to these amounts and how your footnote would have been presented had the amounts been appropriately stated.  In this regard, please ensure that you fully explain the adjusting entries.  In addition, please provide us with a specific and comprehensive discussion regarding how you have considered the quantitative and qualitative impact of these adjustments in determining that you did not need to revise previously issued condensed consolidating financial statements.

Response

Registrant is herewith providing as Exhibits A through F hereto, the following schedules:

A.           Condensed consolidating balance sheets as originally presented within Note 14 as of December 31, 2009  and 2008 (Exhibit A);

B.             Required adjustments, and explanations as to the nature of the adjusting entries, to the Parent and Consolidating Adjustments column amounts originally presented in Exhibit A as of December 31, 2009 and 2008 (Exhibit B);

C.             Condensed consolidating balance sheets as amended as of December 31, 2009 and 2008 (Exhibit C);

D.            Condensed consolidating statements of operations as originally presented within Note 14 for the years ended December 31, 2009, 2008 and 2007 (Exhibit D);

E.              Required adjustments, and explanations as to the nature of the adjusting entries, to the Parent and Consolidating Adjustments column amounts originally presented in Exhibit D for the years ended December 31, 2009, 2008 and 2007 (Exhibit E); and

F.              Condensed consolidating statements of operations as amended for the years ended December 31, 2009, 2008 and 2007 (Exhibit F).

Registrant considered the following qualitative and quantitative impacts of these adjustments in determining that the Registrant does not need to revise previously issued condensed consolidating balance sheets:

•                  The primary purpose of the condensed consolidating balance sheet disclosures included in Registrant’s Note 14 is to provide holders or future holders of the Registrant’s senior notes and other financial statement readers with the financial position (net assets, in the form of stockholders’ equity) of the guarantors as a group.  In the event of the company’s default under the senior notes, the note holders will look to the net assets of the guarantors as a group to satisfy the company’s debt obligation. The net assets of the combined non-guarantors as a group are not available to satisfy the company’s debt obligations.  The columns indicated as Combined Non-guarantor and Consolidated Amounts as originally presented are not affected by the Registrant’s proposed adjustments.  Therefore, the guarantor group’s financial position as represented by total consolidated net assets minus non-guarantor net assets, is not affected by the adjustments, and is evident and accurate as presented in the original disclosure included in the Registrant’s December 31, 2009 Form 10-K/A.

•                  The combined non-guarantor net assets, which are not affected by Registrant’s proposed adjustments, represent only 5.6% of the Registrant’s consolidated net assets at December 31, 2009 and 6.5% of the Registrant’s consolidated net assets at December 31, 2008.

•                  SX 210.3-10, Financial statements of guarantors and issuers of guaranteed securities register or being registered, refers to SX 210.10-1, Interim financial statements, for the form and content of condensed financial statements presented in Footnote 14 — Condensed Consolidating Information.  SX 210.3-10(2) requires separate presentation of major balance sheet captions (i.e., numbered captions) for amounts that exceed 10% of total assets.  Where the major balance sheet caption is less than 10% of total assets, and the amount in the caption has not increased or decreased by more than 25% since the end of the preceding fiscal year, the caption may be combined with others.  The adjustment to other assets, including investments in subs; and stockholders’ equity represent only 5.3% of total parent assets as adjusted at December 31, 2009 and 4.9% of total parent assets as adjusted at December 31, 2008.  Accordingly, and in combination with the consideration given to Registrant’s above observations, Registrant does not consider these adjustments material to the condensed consolidating balance sheets as of December 31, 2009 and 2008, as originally presented in the Registrant’s  December 31, 2009 Form 10-K/A.

•                  In future filings, Registrant will report parent retained earnings in an amount equal to total consolidated retained earnings for the then current period being reported upon, and will adjust the comparable December 31, 2009 reported amounts as depicted in Exhibit C. Disclosure pertaining to such adjustments to the December 31, 2009 amounts as previously reported will be made.

Registrant considered the following qualitative and quantitative impacts of these adjustments in determining that the Registrant does not need to revise previously issued condensed consolidating statements of operations:

•                  The primary purpose of the condensed consolidating statement of operations disclosures included in Registrant’s Note 14 is to provide holders or future holders of the Registrant’s senior notes and other financial statement readers with the results of operations of the guarantors as a group, and of the non-guarantors as a group.  The columns indicated as Non-guarantor and Consolidated Amounts as originally presented are not affected by the Registrant’s proposed adjustments.  Therefore, the guarantor group’s operating results as represented by total consolidated net income (loss) attributable to Steel Dynamics, Inc. less non-guarantor net income (loss) attributable to Steel Dynamics, Inc. is not affected by the adjustments, and is evident and accurate as presented in the original disclosure included in the Registrant’s December 31, 2009 Form 10-K/A.

•                  SX 210.3-10, Financial statements of guarantors and issuers of guaranteed securities register or being registered, refers to SX 210.10-1, Interim financial statements, for the form and content of condensed financial statements presented in Note 14 — Condensed Consolidating Information.  SX 210.3-10(3) requires separate presentation of major income statement captions (i.e., numbered captions) for amounts that exceed 15% of average net income for the most recent three fiscal years.  The adjustments required for 2009, 2008, and 2007 represents 1.0%, 2.1% and .1%, respectively, of the parent average net income attributable to Steel Dynamics, Inc. for the three year periods then ended.  Accordingly, and in combination with the consideration given to Registrant’s above observations, Registrant does not consider these adjustments material to the condensed consolidating statements of operations for the years ended December 31, 2009, 2008 and 2007, as originally presented in the Registrant’s December 31, 2009 Form 10-K/A.

•                  In the future filings, Registrant will report parent equity in net income of subsidiaries in an amount equal to the total guarantors and combined non-guarantors net income (loss) attributable to Steel Dynamics, Inc., and will adjust comparable prior periods reported amounts as depicted in Exhibit F.  Disclosure pertaining to such adjustments to the condensed consolidating statements of operations amounts as previously reported will be made.

In addition, Registrant acknowledges the following:

•                    Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•                    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                    Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your prompt attention to this response.  If you, or any other member, of the Staff has any further questions or comments concerning these responses, please telephone the undersigned at 260.969.3567.

Very truly yours,

Steel Dynamics, Inc.

/s/ Theresa E. Wagler

Theresa E. Wagler
Chief Financial Officer

Exhibit A - As Originally Filed

Steel Dynamics, Inc.

Notes to Consolidated Financial Statements

Note 14.  Condensed Consolidating Information

Condensed Consolidating Balance Sheets (in thousands)

As of December 31, 2009

	Parent	Guarantors	Combined Non-Guarantors	Consolidating Adjustments	Total Consolidated

Cash and equivalents	$430	$6,363	$2,215	$—	$9,008
Accounts receivable, net	201,749	461,535	9,217	(245,909)	426,592
Inventories	437,375	368,823	50,376	(3,743)	852,831
Other current assets	177,271	5,954	551	(15,404)	168,372
Total current assets	816,825	842,675	62,359	(265,056)	1,456,803
Property, plant and equiment, net	1,159,215	728,601	368,815	(2,581)	2,254,050
Intangible assets, net	—	533,510	—	—	533,510
Goodwill	—	758,259	—	—	758,259
Other assets, including investments in subs	2,476,435	326,293	9,415	(2,684,893)	127,250
Total assets	$4,452,475	$3,189,338	$440,589	$(2,952,530)	$5,129,872

Accounts payable	$87,635	$157,711	$43,567	$(26,628)	$262,285
Accured expenses	86,035	107,375	2,774	(31,090)	165,094
Current maturities of long-term debt	167,832	350	14,907	(14,907)	168,182
Total current liabilities	341,502	265,436	61,248	(72,625)	595,561
Long-term debt	2,001,953	25	238,192	(185,598)	2,054,572
Other liabilities	370,492	2,298,846	29,556	(2,222,420)	476,474

Common stock	629	19,753	7,763	(27,516)	629
Treasury stock	(730,857)	—	—	—	(730,857)
Additional paid-in-capital	972,985	117,753	112,437	(230,190)	972,985
Retained earnings	1,495,771	487,525	(23,604)	(214,181)	1,745,511
Total Steel Dynamics, Inc. stockholders’ equity	1,738,528	625,031	96,596	(471,887)	1,988,268
Noncontrolling interests	—	—	14,997	—	14,997
Total stockholders’ equity	1,738,528	625,031	111,593	(471,887)	2,003,265
Total liabilities and stockholders’ equity	$4,452,475	$3,189,338	$440,589	$(2,952,530)	$5,129,872

As of December 31, 2008

	Parent	Guarantors	Combined Non-Guarantors	Consolidating Adjustments	Total Consolidated

Cash and equivalents	$1,389	$11,514	$3,330	$—	$16,233
Accounts receivable, net	266,709	461,366	8,410	(233,553)	502,932
Inventories	612,731	369,412	23,408	17,684	1,023,235
Other current assets	126,969	46,949	351	(6,754)	167,515
Total current assets	1,007,798	889,241	35,499	(222,623)	1,709,915
Property, plant and equiment, net	1,186,317	751,904	134,636	—	2,072,857
Intangible assets, net	—	614,786	—	—	614,786
Goodwill	—	770,438	—	—	770,438
Other assets, including investments in subs	2,480,319	259,610	8,922	(2,663,270)	85,581
Total assets	$4,674,434	$3,285,979	$179,057	$(2,885,893)	$5,253,577

Accounts payable	$119,969	$124,009	$43,322	$(23,907)	$263,393
Accured expenses	165,547	155,962	3,910	(49,054)	276,365
Current maturities of long-term debt	431,172	51	14,906	(14,906)	431,223
Total current liabilities	716,688	280,022	62,138	(87,867)	970,981
Long-term debt	2,219,085	76	6,703	(6,703)	2,219,161
Other liabilities	353,294	2,424,175	4,175	(2,350,522)	431,122

Common stock	545	19,753	7,833	(27,586)	545
Treasury stock	(737,319)	—	—	—	(737,319)
Additional paid-in-capital	541,686	117,753	101,973	(219,726)	541,686
Other accumulated comprehensive loss	(1,411)	—	—	—	(1,411)
Retained Earnings	1,581,866	444,200	(12,192)	(193,489)	1,820,385
Total Steel Dynamics, Inc. stockholders’ equity	1,385,367	581,706	97,614	(440,801)	1,623,886
Noncontrolling interests	—	—	8,427	—	8,427
Total stockholders’ equity	1,385,367	581,706	106,041	(440,801)	1,632,313
Total liabilities and stockholders’ equity	$4,674,434	$3,285,979	$179,057	$(2,885,893)	$5,253,577

Exhibit B - Adjustments

Steel Dynamics, Inc.

Notes to Consolidated Financial Statements

Note 14.  Condensed Consolidating Information

Condensed Consolidating Balance Sheets (in thousands)

As of December 31, 2009

	Parent - As Originally Presented	Adjustments to Parent	Parent - As Adjusted	Consolidating Adjustments - As Originally Presented	Adjustments to Consolidating Adjustments	Consolidating Adjustments - As Adjusted

Cash and equivalents	$430	$—	$430	$—	$—	$—
Accounts receivable, net	201,749	—	201,749	(245,909)	—	(245,909)
Inventories	437,375	—	437,375	(3,743)	—	(3,743)
Other current assets	177,271	—	177,271	(15,404)	—	(15,404)
Total current assets	816,825	—	816,825	(265,056)	—	(265,056)
Property, plant and equiment, net	1,159,215	—	1,159,215	(2,581)	—	(2,581)
Intangible assets, net	—	—	—	—	—	—
Goodwill	—	—	—	—	—	—
Other assets, including investments in subs	2,476,435	249,740	2,726,175	(2,684,893)	(249,740)	(2,934,633)
Total assets	$4,452,475	$249,740	$4,702,215	$(2,952,530)	$(249,740)	$(3,202,270)

Accounts payable	$87,635	$—	$87,635	$(26,628)	$—	$(26,628)
Accured expenses	86,035	—	86,035	(31,090)	—	(31,090)
Current maturities of long-term debt	167,832	—	167,832	(14,907)	—	(14,907)
Total current liabilities	341,502	—	341,502	(72,625)	—	(72,625)
Long-term debt	2,001,953	—	2,001,953	(185,598)	—	(185,598)
Other liabilities	370,492	—	370,492	(2,222,420)	—	(2,222,420)

Common stock	629	—	629	(27,516)	—	(27,516)
Treasury stock	(730,857)	—	(730,857)	—	—	—
Additional paid-in-capital	972,985	—	972,985	(230,190)	—	(230,190)
Retained earnings	1,495,771	249,740	1,745,511	(214,181)	(249,740)	(463,921)
Total Steel Dynamics, Inc. stockholders’ equity	1,738,528	249,740	1,988,268	(471,887)	(249,740)	(721,627)
Noncontrolling interests	—	—	—	—	—	—
Total stockholders’ equity	1,738,528	249,740	1,988,268	(471,887)	(249,740)	(721,627)
Total liabilities and stockholders’ equity	$4,452,475	$249,740	$4,702,215	$(2,952,530)	$(249,740)	$(3,202,270)

Note	Please note that only the 2009 portion of the footnote as originally presented in the 2009 Form 10-K/A that is affected by this response has been presented in this Exhibit.

Adjustments to Parent	To reflect earnings of certain guarantor and non-guarantor subsidiaries in Parent retained earnings that were not so reflected, and increase Parent’s investment in subsidiaries correspondingly.

Adjustments fo Consolidating Adjustments	To eliminate in consolidation the effect of the Adjustments to Parent above.

Exhibit B - 2008 Adjustments (Continued)

Steel Dynamics, Inc.

Notes to Consolidated Financial Statements

Note 14.  Condensed Consolidating Information

Condensed Consolidating Balance Sheets (in thousands)

As of December 31, 2008

	Parent - As Originally Presented	Adjustments to Parent	Parent - As Adjusted	Consolidating Adjustments - As Originally Presented	Adjustments to Consolidating Adjustments	Consolidating Adjustments - As Adjusted

Cash and equivalents	$1,389	$—	$1,389	$—	$—	$—
Accounts receivable, net	266,709	—	266,709	(233,553)	—	(233,553)
Inventories	612,731	—	612,731	17,684	—	17,684
Other current assets	126,969	—	126,969	(6,754)	—	(6,754)
Total current assets	1,007,798	—	1,007,798	(222,623)	—	(222,623)
Property, plant and equiment, net	1,186,317	—	1,186,317	—	—	—
Intangible assets, net	—	—	—	—	—	—
Goodwill	—	—	—	—	—	—
Other assets, including investments in subs	2,480,319	238,519	2,718,838	(2,663,270)	(238,519)	(2,901,789)
Total assets	$4,674,434	$238,519	$4,912,953	$(2,885,893)	$(238,519)	$(3,124,412)

Accounts payable	$119,969	$—	$119,969	$(23,907)	$—	$(23,907)
Accured expenses	165,547	—	165,547	(49,054)	—	(49,054)
Current maturities of long-term debt	431,172	—	431,172	(14,906)	—	(14,906)
Total current liabilities	716,688	—	716,688	(87,867)	—	(87,867)
Long-term debt	2,219,085	—	2,219,085	(6,703)	—	(6,703)
Other liabilities	353,294	—	353,294	(2,350,522)	—	(2,350,522)

Common stock	545	—	545	(27,586)	—	(27,586)
Treasury stock	(737,319)	—	(737,319)	—	—	—
Additional paid-in-capital	541,686	—	541,686	(219,726)	—	(219,726)
Other accumulated comprehensive loss	(1,411)	—	(1,411)	—	—	—
Retained earnings	1,581,866	238,519	1,820,385	(193,489)	(238,519)	(432,008)
Total Steel Dynamics, Inc. stockholders’ equity	1,385,367	238,519	1,623,886	(440,801)	(238,519)	(679,320)
Noncontrolling interests	—	—	—	—	—	—
Total stockholders’ equity	1,385,367	238,519	1,623,886	(440,801)	(238,519)	(679,320)
Total liabilities and stockholders’ equity	$4,674,434	$238,519	$4,912,953	$(2,885,893)	$(238,519)	$(3,124,412)

Note	Please note that only the 2008 portion of the footnote as originally presented in the 2009 Form 10-K/A that is affected by this response has been presented in this Exhibit.

Adjustments to Parent	To reflect earnings of certain guarantor and non-guarantor subsidiaries in Parent retained earnings that were not so reflected, and increase Parent’s investment in subsidiaries correspondingly.

Adjustments fo Consolidating Adjustments	To eliminate in consolidation the effect of the Adjustments to Parent above.

Exhibit C - As Adjusted

Steel Dynamics, Inc.

Notes to Consolidated Financial Statements

Note 14.  Condensed Consolidating Information

Condensed Consolidating Balance Sheets (in thousands)

As of December 31, 2009

	Parent - As Adjusted	Guarantors - As Presented (No Adjustments)	Combined Non- Guarantors - As Presented (No Adjustments)	Consolidating Adjustments - As Adjusted	Total Consolidated (No Adjustments)

Cash and equivalents	$430	$6,363	$2,215	$—	$9,008
Accounts receivable, net	201,749	461,535	9,217	(245,909)	426,592
Inventories	437,375	368,823	50,376	(3,743)	852,831
Other current assets	177,271	5,954	551	(15,404)	168,372
Total current assets	816,825	842,675	62,359	(265,056)	1,456,803
Property, plant and equiment, net	1,159,215	728,601	368,815	(2,581)	2,254,050
Intangible assets, net	—	533,510	—	—	533,510
Goodwill	—	758,259	—	—	758,259
Other assets, including investments in subsdiaries	2,726,175	326,293	9,415	(2,934,633)	127,250
Total assets	$4,702,215	$3,189,338	$440,589	$(3,202,270)	$5,129,872

Accounts payable	$87,635	$157,711	$43,567	$(26,628)	$262,285
Accured expenses	86,035	107,375	2,774	(31,090)	165,094
Current maturities of long-term debt	167,832	350	14,907	(14,907)	168,182
Total current liabilities	341,502	265,436	61,248	(72,625)	595,561
Long-term debt	2,001,953	25	238,192	(185,598)	2,054,572
Other liabilities	370,492	2,298,846	29,556	(2,222,420)	476,474

Common stock	629	19,753	7,763	(27,516)	629
Treasury stock	(730,857)	—	—	—	(730,857)
Additional paid-in-capital	972,985	117,753	112,437	(230,190)	972,985
Retained earnings	1,745,511	487,525	(23,604)	(463,921)	1,745,511
Total Steel Dynamics, Inc. stockholders’ equity	1,988,268	625,031	96,596	(721,627)	1,988,268
Noncontrolling interests	—	—	14,997	—	14,997
Total stockholders’ equity	1,988,268	625,031	111,593	(721,627)	2,003,265
Total liabilities and stockholders’ equity	$4,702,215	$3,189,338	$440,589	$(3,202,270)	$5,129,872

As of December 31, 2008

	Parent - As Adjusted	Guarantors - As Presented (No Adjustments)	Combined Non- Guarantors - As Presented (No Adjustments)	Consolidating Adjustments - As Adjusted	Total Consolidated (No Adjustments)

Cash and equivalents	$1,389	$11,514	$3,330	$—	$16,233
Accounts receivable, net	266,709	461,366	8,410	(233,553)	502,932
Inventories	612,731	369,412	23,408	17,684	1,023,235
Other current assets	126,969	46,949	351	(6,754)	167,515
Total current assets	1,007,798	889,241	35,499	(222,623)	1,709,915
Property, plant and equiment, net	1,186,317	751,904	134,636	—	2,072,857
Intangible assets, net	—	614,786	—	—	614,786
Goodwill	—	770,438	—	—	770,438
Other assets, including investments in subsidiaries	2,718,838	259,610	8,922	(2,901,789)	85,581
Total assets	$4,912,953	$3,285,979	$179,057	$(3,124,412)	$5,253,577

Accounts payable	$119,969	$124,009	$43,322	$(23,907)	$263,393
Accured expenses	165,547	155,962	3,910	(49,054)	276,365
Current maturities of long-term debt	431,172	51	14,906	(14,906)	431,223
Total current liabilities	716,688	280,022	62,138	(87,867)	970,981
Long-term debt	2,219,085	76	6,703	(6,703)	2,219,161
Other liabilities	353,294	2,424,175	4,175	(2,350,522)	431,122

Common stock	545	19,753	7,833	(27,586)	545
Treasury stock	(737,319)	—	—	—	(737,319)
Additional paid-in-capital	541,686	117,753	101,973	(219,726)	541,686
Other accumulated comprehensive loss	(1,411)	—	—	—	(1,411)
Retained earnings	1,820,385	444,200	(12,192)	(432,008)	1,820,385
Total Steel Dynamics, Inc. stockholders’ equity	1,623,886	581,706	97,614	(679,320)	1,623,886
Noncontrolling interests	—	—	8,427	—	8,427
Total stockholders’ equity	1,623,886	581,706	106,041	(679,320)	1,632,313
Total liabilities and stockholders’ equity	$4,912,953	$3,285,979	$179,057	$(3,124,412)	$5,253,577

Exhibit D - As Originally Filed

Steel Dynamics, Inc.

Notes to Consolidated Financial Statements

Note 14.  Condensed Consolidating Information

Condensed Consolidating Statement of Operations (in thousands)

For the year ended December 31, 2009

	Parent	Guarantors	Combined Non-Guarantors	Consolidating Adjustments	Total Consolidated

Net sales	$1,790,451	$4,334,533	$54,053	$(2,220,231)	$3,958,806
Costs of goods sold	1,628,271	4,055,388	52,996	(2,176,925)	3,559,730
Gross profit (loss)	162,180	279,145	1,057	(43,306)	399,076
Selling, general and administrative	68,633	208,847	15,057	(12,992)	279,545
Operating income (loss)	93,547	70,298	(14,000)	(30,314)	119,531
Interest expense, net capitalized interest	83,297	58,049	735	(721)	141,360
Other (income) expense, net	49,255	(55,700)	9	2,844	(3,592)
Income (loss) before income taxes and equity in net income of subsidiaries	(39,005)	67,949	(14,744)	(32,437)	(18,237)
Income taxes (benefit)	(15,438)	26,894	(5,835)	(12,839)	(7,218)
	(23,567)	41,055	(8,909)	(19,598)	(11,019)
Equity in net income of subsidiaries	32,146	—	—	(32,146)	—
Net loss attributable to noncontrolling interests	—	—	(2,835)	—	(2,835)
Net income (loss) attributable to Steel Dynamics, Inc.	$8,579	$41,055	$(6,074)	$(51,744)	$(8,184)

For the year ended December 31, 2008

	Parent	Guarantors	Combined Non-Gurantors	Consolidating Adjustments	Total Consolidated

Net sales	$3,829,864	$9,172,433	$141,316	$(5,063,092)	$8,080,521
Costs of goods sold	3,094,647	8,666,446	153,629	(5,065,460)	6,849,262
Gross profit	735,217	505,987	(12,313)	2,368	1,231,259
Selling, general and administrative	198,311	195,639	9,716	(18,775)	384,891
Operating income (loss)	536,906	310,348	(22,029)	21,143	846,368
Interest expense, net capitalized interest	72,813	66,177	768	4,816	144,574
Other (income) expense, net	248,247	(282,034)	(222)	862	(33,147)
Income (loss) before income taxes and equity in net income of subsidiaries	215,846	526,205	(22,575)	15,465	734,941
Income taxes (benefit)	81,992	190,383	(8,544)	16,596	280,427
	133,854	335,822	(14,031)	(1,131)	454,514
Equity in net income of subsidiaries	321,791	—	—	(321,791)	—
Net loss attributable to noncontrolling interests	—	—	(8,872)	—	(8,872)
Net income (loss) attributable to Steel Dynamics, Inc.	$455,645	$335,822	$(5,159)	$(322,922)	$463,386

For the year ended December 31, 2007

	Parent	Guarantors	Combined Non-Gurantors	Consolidating Adjustments	Total Consolidated

Net sales	$2,812,970	$4,547,667	$78,866	$(3,054,954)	$4,384,549
Costs of goods sold	2,181,175	4,251,647	75,624	(3,039,591)	3,468,855
Gross profit	631,795	296,020	3,242	(15,363)	915,694
Selling, general and administrative	132,225	96,811	5,195	(9,282)	224,949
Operating income (loss)	499,570	199,209	(1,953)	(6,081)	690,745
Interest expense, net capitalized interest	41,288	14,855	(326)	(401)	55,416
Other (income) expense, net	204,663	(199,842)	186	493	5,500
Income (loss) before income taxes and equity in net income of subsidiaries	253,619	384,196	(1,813)	(6,173)	629,829
Income taxes (benefit)	101,493	139,953	(155)	(5,619)	235,672
	152,126	244,243	(1,658)	(554)	394,157
Equity in net income of subsidiaries	242,585	—	—	(242,585)	—
Net loss attributable to noncontrolling interests	—	—	(409)	—	(409)
Net income (loss) attributable to Steel Dynamics, Inc.	$394,711	$244,243	$(1,249)	$(243,139)	$394,566

Exhibit E - Adjustments

Steel Dynamics, Inc.

Notes to Consolidated Financial Statements

Note 14.  Condensed Consolidating Information

Condensed Consolidating Statement of Operations (in thousands)

For the year ended December 31, 2009

	Parent - As Originally Presented	Adjustments to Parent	Parent - As Adjusted	Consolidating Adjustments - As Originally Presented	Adjustments to Consolidating Adjustments	Consolidating Adjustments - As Adjusted

Net sales	$1,790,451	$—	$1,790,451	$(2,220,231)	$—	$(2,220,231)
Costs of goods sold	1,628,271	—	1,628,271	(2,176,925)	—	(2,176,925)
Gross profit (loss)	162,180	—	162,180	(43,306)	—	(43,306)
Selling, general and administrative	68,633	—	68,633	(12,992)	—	(12,992)
Operating income (loss)	93,547	—	93,547	(30,314)	—	(30,314)
Interest expense, net capitalized interest	83,297	—	83,297	(721)	—	(721)
Other (income) expense, net	49,255	—	49,255	2,844	—	2,844
Income (loss) before income taxes and equity in net income of subsidiaries	(39,005)	—	(39,005)	(32,437)	—	(32,437)
Income taxes (benefit)	(15,438)	—	(15,438)	(12,839)	—	(12,839)
	(23,567)	—	(23,567)	(19,598)	—	(19,598)
Equity in net income of subsidiaries	32,146	2,835	34,981	(32,146)	(2,835)	(34,981)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—
Net income (loss) attributable to Steel Dynamics, Inc.	$8,579	$2,835	$11,414	$(51,744)	$(2,835)	$(54,579)

For the year ended December 31, 2008

	Parent - As Originally Presented	Adjustments to Parent	Parent - As Adjusted	Consolidating Adjustments - As Originally Presented	Adjustments to Consolidating Adjustments	Consolidating Adjustments - As Adjusted

Net sales	$3,829,864	$—	$3,829,864	$(5,063,092)	$—	$(5,063,092)
Costs of goods sold	3,094,647	—	3,094,647	(5,065,460)	—	(5,065,460)
Gross profit	735,217	—	735,217	2,368	—	2,368
Selling, general and administrative	198,311	—	198,311	(18,775)	—	(18,775)
Operating income (loss)	536,906	—	536,906	21,143	—	21,143
Interest expense, net capitalized interest	72,813	—	72,813	4,816	—	4,816
Other (income) expense, net	248,247	—	248,247	862	—	862
Income (loss) before income taxes and equity in net income of subsidiaries	215,846	—	215,846	15,465	—	15,465
Income taxes (benefit)	81,992	—	81,992	16,596	—	16,596
	133,854	—	133,854	(1,131)	—	(1,131)
Equity in net income of subsidiaries	321,791	8,872	330,663	(321,791)	(8,872)	(330,663)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—
Net income (loss) attributable to Steel Dynamics, Inc.	$455,645	$8,872	$464,517	$(322,922)	$(8,872)	$(331,794)

For the year ended December 31, 2007

	Parent - As Originally Presented	Adjustments to Parent	Parent - As Adjusted	Consolidating Adjustments - As Originally Presented	Adjustments to Consolidating Adjustments	Consolidating Adjustments - As Adjusted

Net sales	$2,812,970	$—	$2,812,970	$(3,054,954)	$—	$(3,054,954)
Costs of goods sold	2,181,175	—	2,181,175	(3,039,591)	—	(3,039,591)
Gross profit	631,795	—	631,795	(15,363)	—	(15,363)
Selling, general and administrative	132,225	—	132,225	(9,282)	—	(9,282)
Operating income (loss)	499,570	—	499,570	(6,081)	—	(6,081)
Interest expense, net capitalized interest	41,288	—	41,288	(401)	—	(401)
Other (income) expense, net	204,663	—	204,663	493	—	493
Income (loss) before income taxes and equity in net income of subsidiaries	253,619	—	253,619	(6,173)	—	(6,173)
Income taxes (benefit)	101,493	—	101,493	(5,619)	—	(5,619)
	152,126	—	152,126	(554)	—	(554)
Equity in net income of subsidiaries	242,585	409	242,994	(242,585)	(409)	(242,994)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—
Net income (loss) attributable to Steel Dynamics, Inc.	$394,711	$409	$395,120	$(243,139)	$(409)	$(243,548)

Note	Please note that only the portion of the footnote for each year as originally presented in the 2009 Form 10-K/A that is affected by this response has been presented in this Exhibit.

Adjustments to Parent	To appropriately reflect equity in net income of subsidiaries attributable to Steel Dynamics, Inc.

Adjustments fo Consolidating Adjustments	To eliminate in consolidation the effect of the Adjustments to Parent above.

Exhibit F - As Adjusted

Steel Dynamics, Inc.

Notes to Consolidated Financial Statements

Note 14.  Condensed Consolidating Information

Condensed Consolidating Statement of Operations (in thousands)

For the year ended December 31, 2009

	Parent - As Adjusted	Guarantors - As Presented (No Adjustments)	Combined Non- Guarantors - As Presented (No Adjustments)	Consolidating Adjustments - As Adjusted	Total Consolidated (No Adjustments)

Net sales	$1,790,451	$4,334,533	$54,053	$(2,220,231)	$3,958,806
Costs of goods sold	1,628,271	4,055,388	52,996	(2,176,925)	3,559,730
Gross profit (loss)	162,180	279,145	1,057	(43,306)	399,076
Selling, general and administrative	68,633	208,847	15,057	(12,992)	279,545
Operating income (loss)	93,547	70,298	(14,000)	(30,314)	119,531
Interest expense, net of capitalized interest	83,297	58,049	735	(721)	141,360
Other (income) expense, net	49,255	(55,700)	9	2,844	(3,592)
Income (loss) before income taxes and equity in net income of subsidiaries	(39,005)	67,949	(14,744)	(32,437)	(18,237)
Income taxes (benefit)	(15,438)	26,894	(5,835)	(12,839)	(7,218)
	(23,567)	41,055	(8,909)	(19,598)	(11,019)
Equity in net income of subsidiaries	34,981	—	—	(34,981)	—
Net loss attributable to noncontrolling interests	—	—	(2,835)	—	(2,835)
Net income (loss) attributable to Steel Dynamics, Inc.	$11,414	$41,055	$(6,074)	$(54,579)	$(8,184)

For the year ended December 31, 2008

	Parent - As Adjusted	Guarantors - As Presented (No Adjustments)	Combined Non- Guarantors - As Presented (No Adjustments)	Consolidating Adjustments - As Adjusted	Total Consolidated (No Adjustments)

Net sales	$3,829,864	$9,172,433	$141,316	$(5,063,092)	$8,080,521
Costs of goods sold	3,094,647	8,666,446	153,629	(5,065,460)	6,849,262
Gross profit	735,217	505,987	(12,313)	2,368	1,231,259
Selling, general and administrative	198,311	195,639	9,716	(18,775)	384,891
Operating income (loss)	536,906	310,348	(22,029)	21,143	846,368
Interest expense, net of capitalized interest	72,813	66,177	768	4,816	144,574
Other (income) expense, net	248,247	(282,034)	(222)	862	(33,147)
Income (loss) before income taxes and equity in net income of subsidiaries	215,846	526,205	(22,575)	15,465	734,941
Income taxes (benefit)	81,992	190,383	(8,544)	16,596	280,427
	133,854	335,822	(14,031)	(1,131)	454,514
Equity in net income of subsidiaries	330,663	—	—	(330,663)	—
Net loss attributable to noncontrolling interests	—	—	(8,872)	—	(8,872)
Net income (loss) attributable to Steel Dynamics, Inc.	$464,517	$335,822	$(5,159)	$(331,794)	$463,386

For the year ended December 31, 2007

	Parent - As Adjusted	Guarantors - As Presented (No Adjustments)	Combined Non- Guarantors - As Presented (No Adjustments)	Consolidating Adjustments - As Adjusted	Total Consolidated (No Adjustments)

Net sales	$2,812,970	$4,547,667	$78,866	$(3,054,954)	$4,384,549
Costs of goods sold	2,181,175	4,251,647	75,624	(3,039,591)	3,468,855
Gross profit	631,795	296,020	3,242	(15,363)	915,694
Selling, general and administrative	132,225	96,811	5,195	(9,282)	224,949
Operating income (loss)	499,570	199,209	(1,953)	(6,081)	690,745
Interest expense, net of capitalized interest	41,288	14,855	(326)	(401)	55,416
Other (income) expense, net	204,663	(199,842)	186	493	5,500
Income (loss) before income taxes and equity in net income of subsidiaries	253,619	384,196	(1,813)	(6,173)	629,829
Income taxes (benefit)	101,493	139,953	(155)	(5,619)	235,672
	152,126	244,243	(1,658)	(554)	394,157
Equity in net income of subsidiaries	242,944	—	—	(242,944)	—
Net loss attributable to noncontrolling interests	—	—	(409)	—	(409)
Net income (loss) attributable to Steel Dynamics, Inc.	$395,070	$244,243	$(1,249)	$(243,498)	$394,566